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               		     SECURITIES AND EXCHANGE COMMISSION
			                         Washington, DC 20549


                           				SCHEDULE 13D
                  Under the Securities Exchange Act of 1934


                    			    (Amendment No. 2 )*

                    			      America Service Group Inc.
			                          (Name of Issuer)
			                          	 Common Stock
			                   (Title of Class of Securities)

                          				  02364L109
	                          			(CUSIP Number)

         	       Charles A. Nalbone, Bear, Stearns & Co. Inc.
	                115 South Jefferson Road, Whippany, NJ 07981
			                           (201) 739-2202
	               	(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                           				December 9, 1997
           	(Date of Event which Requires Filing of this Statement)


    	If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ] .

    	Check the following box if a fee is being paid with this statement
[   ] . (A fee is not required only if the reporting person:  1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and 2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7)

Note: When filing this statement, in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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CUSIP NO.  02364L109

                          				13D


       	NAME OF REPORTING PERSON
       	S.S. OR I.R.S. NOTIFICATION NO. OF ABOVE PERSON:
1       BEAR, STEARNS & CO. INC.
       	IRS #13-3299429

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
                                           								(a) [  ]
							                                            (b) [  ]
3       SEC USE ONLY

4       SOURCE OF FUNDS*:
       	WC, PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	       ITEMS 2(d)(e):
							                                          	      [  ]
6       CITIZENSHIP OR PLACE OF ORGANIZATION:
       	Delaware

                  		7       SOLE VOTING POWER:

                         			244,928

	                  	8       SHARED VOTING POWER:

                         			54,534

	                  	9       SOLE DISPOSITIVE POWER:

                         			244,928

 	                 	10      SHARED DISPOSITIVE POWER:

                         			54,534

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
	                         		299,462

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       	SHARES*:
							                                         	  [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                          		 8.5

14      TYPE OF REPORTING PERSON*:
	       BD

                			See Instructions Before Filling Out!





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                   			Schedule 13D Amendment No. 1

     This statement constitutes Amendment No. 2 to the statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Bear, Stearns & Co. Inc. ("Bear Stearns") with respect to its ownership of the Common Stock of America Service Group Inc. (the "Issuer").

Item 3:  Source and Amount of Funds or Other Consideration

         Working capital of Bear Stearns and personal funds of discretionary accounts. The aggregate purchase price of the 754,112 Common Shares of the Issuer referred to in Item 5(c) hereof was approximately $13,008,432.00.

Item 5:  Interest in Securities of the Issuer (as of 12/9/97)

	(a)	The responses of Bear Stearns to Rows (11) through (13) of the
   		cover page of this Amendment No. 2 to Schedule 13D are incorporated herein by reference. To the best of Bear Stearns' knowledge, none of its executive officers or directors beneficially own any Common Stock of the Issuer.

	(b)	The responses of Bear Stearns to Rows (7) through (10) of the
   		cover page of this Amendment No. 2 to Schedule 13D are incorporated herein by reference.

	(c)	Since the date of its initial filing on Schedule 13D, Bear
   		Stearns has effected transactions in the Common Stock of the Issuer. Information concerning transactions in the Common Stock effected by Bear Stearns is set forth on Appendix I.

	(d)	Not Applicable.

	(e)	Through December 9, 1997, Bear Stearns purchased an additional 49,218 shares of America Service Group Inc. Accordingly, Bear Stearns increased its beneficial ownership by more than one full percentage point of the
     Common Stock of the Issuer since the date of its initial filing.




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Signature:

     	After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement is true,

complete and correct.


Dated: December 16, 1997                           BEAR, STEARNS & CO. INC.


                                           					By:    /s/
					                                             	Barry Cohen
					                                             	Senior Managing Director








                                 APPENDIX I
                           BEAR, STEARNS & CO. INC.

                              America Service Group Inc.


                      Trades from 11/27/97 through 12/09/97

                           (Various Firm Accounts)
               ***** 12/09 *****
      1,080  AMERICA SERVICE GROUP INC      16 5/8         17,955.00
     32,400  AMERICA SERVICE GROUP INC      16.3981       531,298.43
      1,000  AMERICA SERVICE GROUP INC      16.2300        16,230.00
        800- AMERICA SERVICE GROUP INC      16 3/8         13,099.56-
        800- AMERICA SERVICE GROUP INC      16 5/8         13,299.55-
     17,000- AMERICA SERVICE GROUP INC      16.6069       282,307.88-
        500- AMERICA SERVICE GROUP INC      16 7/8          8,437.22-
                            ***** 12/08 *****
        500  AMERICA SERVICE GROUP INC      17 1/8          8,562.50
      1,000  AMERICA SERVICE GROUP INC      16.8000        16,800.00
      1,000- AMERICA SERVICE GROUP INC      17             16,999.43-
      1,000- AMERICA SERVICE GROUP INC      17             16,999.43-
      2,000- AMERICA SERVICE GROUP INC      17 1/4         34,498.86-
                            ***** 12/05 *****
      1,100  AMERICA SERVICE GROUP INC      17 1/4         18,975.00
                            ***** 12/04 *****
     14,530  AMERICA SERVICE GROUP INC      17.3570       252,197.21
      1,000- AMERICA SERVICE GROUP INC      17 5/8         17,624.41-
      4,000- AMERICA SERVICE GROUP INC      17.6831        70,730.04-
                            ***** 12/03 *****
     14,000  AMERICA SERVICE GROUP INC      17 1/8        239,750.00
      1,000- AMERICA SERVICE GROUP INC      17 1/4         17,249.42-
      3,000- AMERICA SERVICE GROUP INC      17 1/4         51,748.27-
      4,000- AMERICA SERVICE GROUP INC      17 1/4         68,997.70-
      2,000- AMERICA SERVICE GROUP INC      17.4560        34,910.83-
                            ***** 12/02 *****
      1,000  AMERICA SERVICE GROUP INC      17 7/8         17,875.00
      4,000  AMERICA SERVICE GROUP INC      17.8730        71,492.00
        108  AMERICA SERVICE GROUP INC      17 1/8          1,849.50
      1,700  AMERICA SERVICE GROUP INC      17             28,900.00
      5,000- AMERICA SERVICE GROUP INC      17.1006        85,500.14-
        100- AMERICA SERVICE GROUP INC      17 1/8          1,712.44-
                            ***** 12/01 *****

     20,000  AMERICA SERVICE GROUP INC      17.1250       342,500.00